52 Edison Court
Monsey, NY 10952
E:   info@gisser.com
W: www.gisser.com
P:   845.356.8008
F:   845.356.8118

February 26, 2008

Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Responses to Comments for:
Gisser Automotive Concepts, Inc.
Registration Statement on Form SB-2, Amendment No. 1
Filed December 3, 2007
File No. 333-145181

Dear Mr. Humphrey,

Per our previous letter dated December 31, 2007, we had listed the responses to each of your comments and when applicable, had highlighted or redlined the edits that we have added or changed in the SB-2/A as Amendment No. 2 to Registration Statement...for easier tracking.

As a result of the financial reporting requirements, we are now submitting an updated response to your original 2nd round of Comments dated December 4, 2007. We have therefore included our accountants review for the interim period January 31, 2008. Additionally, we have made the related changes to the SB-2/A as Amendment No. 3 to Registration Statement provided also in redline. The most current financial statements will now hopefully address your previous comment concerns.

I would also like to bring to your attention the new Note E, first paragraph in the current interim period January 31, 2008. Namely, that prior to carrying out the issuance of 804,619 Common Shares, I spoke with Margery Reich to obtain the approval of what is now represented as this issuance and the corresponding reduction in liabilities. Employment Agreements detailing this option are attached for each employee.

Again, we would like this letter to act as our formal request to grant us an acceleration of the effective date as per your original letter and comments dated August 23, 2007. We understand that it is subject to your review and approval of the delegated authority.

I may be reached at the phone number or address above.

Thank you again for your assistance.

Sincerely,

Daryl K. Gisser
President, GAC

EMPLOYMENT AGREEMENT

Monsey, New York
May 1, 2007

This Employment Agreement is between Gisser Automotive Concepts, Inc. (the "Company") 52 Edison Court, Monsey, NY 10952 and Daryl K. Gisser (the "Employee"). For good consideration, the Company employs the Employee on the following terms and conditions:

Duties and Position: The Company hires the Employee in the capacity of President and Chief Executive Officer. The Employee's responsibilities, duties and position may be reasonably modified at the Company's discretion from time to time. Should the Employee be requested by the Company to cease and desist from performing all or a majority of their duties, Employee will be entitled to consideration for that percent of services performed for the Company. At no time, even if the duties performed are none, will the consideration to the Employee be less than 25% (twenty five percent) of their full annual contract consideration plus 50,000 (fifty thousand) shares common stock in the Company at par value.

Term of Employment and Salary: Subject to the provisions for termination set forth below, this agreement will apply to the dates and salary specified below, unless sooner terminated and will be payable to the Employee at regular payroll periods for his employments services:

Dates of Employment	Annual Cash Salary	Common Options

May 1, 2007 - April 30, 2008	$135,000	135,000
May 1, 2008 - April 30, 2009	$140,000	140,000
May 1, 2009 - April 30, 2010	$145,000	145,000
May 1, 2010 - April 30, 2011	$150,000	150,000
May 1, 2011 - April 30, 2012	$155,000	155,000
May 1, 2012 - April 30, 2013	$160,000	160,000
May 1, 2013 - April 30, 2014	$165,000	165,000
May 1, 2014 - April 30, 2015	$170,000	170,000
May 1, 2015 - April 30, 2016	$175,000	175,000
May 1, 2016 - April 30, 2017	$180,000	180,000

Note:	Employee has been employed for the Company in his capacity from May 1, 1997 although formal incorporating was not finalized until May 22, 1997.

Additional Benefits: (a) Employee will also receive as a bonus 1% of the total annual sales plus stock options and bonuses as determined by the Board of Directors; (b) The Employee make take salary in the form of Company shares at the rate of one third the current share value in lieu of the dollars payable and the shares may be sold back to the Company at the current share price if funds are available and at the Board of Directors’ sole discretion; (c) If funds are not available to pay Employee’s salary in whole or in part, Employee will receive a bonus of 50,000 shares common stock in the Company per annum for deferring the unpaid salary which is still due and payable to Employee and (d) The Employee will receive the option to purchase said number of shares of common stock per annum at par value in the schedule above for each year of employment with no expiration date.

Confidentiality of Proprietary Information: Employee agrees, during or after the term of this employment, not to reveal confidential information, or trade secrets to any person, firm, corporation, or entity. Should Employee reveal or threaten to reveal this information, the Company shall be entitled to an injunction restraining the Employee from disclosing same, or from rendering any services to any entity to whom said information has been or is threatened to be disclosed, the right to secure an injunction is not exclusive, and the Company may pursue any other remedies it has against the Employee for a breach or threatened breach of this condition, including the recovery of damages from the Employee.

Reimbursement of Expenses: The Employee may incur reasonable expenses for furthering the Company's business, including expenses for entertainment, travel, and similar items. The Company shall reimburse Employee for all business expenses after the Employee presents an itemized account of expenditures, pursuant to Company policy.

Vacation: The Employee shall be entitled to a yearly vacation of two weeks at full pay.

Disability: In the event that the Employee cannot perform the duties because of illness or incapacity for a period of up to four weeks, the compensation otherwise due during said illness or incapacity will not be reduced. If however, the Employee is absent from work for any reason for a continuous period of over four weeks, the Company may reduce the Employee’s compensation or may terminate the Employee's employment, and the Company's obligations under this agreement will cease on that date.

Termination of Agreement: Without cause, the Company may terminate this agreement at any time upon 30 days written notice to the Employee. If the Company requests, the Employee will continue to perform his/her duties and may be paid his/her regular salary up to the date of termination. In addition, the Company will pay the Employee on the date of the termination a severance allowance of one fourth the annual salary less taxes and social security required to be withheld, without cause, the Employee may terminate employment upon 30 days' written notice to the Company. Employee may be required to perform his or her duties and will be paid the regular salary to date of termination but shall not receive severance allowance. Notwithstanding anything to the contrary contained in this agreement, the Company may terminate the Employee's employment upon 14 days' notice to the Employee should any of the following events occur: (a) The sale of substantially all of the Company's assets to a single purchaser or group of associated purchasers; or (b) The sale, exchange, or other disposition, in one transaction of the majority of the Company's outstanding corporate shares; or (c) The Company's decision to terminate its business and liquidate its assets; (d) The merger or consolidation of the Company with another company; or (e) Bankruptcy or chapter 11 reorganization.

Restriction on Post Employment Compensation: For a period of 2 years after the end of employment, the Employee shall not control, consult to or be employed by any business similar to that conducted by the Company, either by soliciting any of its accounts or by operating within Employer's general trading area.

Death Benefit: Should Employee die during the term of employment, the Company shall pay to Employee's estate any compensation due through the end of the month in which death occurred.

Assistance in Litigation: Employee shall upon reasonable notice, furnish such information and proper assistance to the Company as it may reasonably require in connection with any litigation in which it is, or may become, a party either during or after employment.

Effect of Prior Agreements: This Agreement supersedes any prior agreement between the Company or any predecessor of the Company and the Employee, except that this agreement shall not affect or operate to reduce any benefit or compensation inuring to the Employee of a kind elsewhere provided and not expressly provided in this agreement.

Settlement by Arbitration: Any claim or controversy that arises out of or relates to this agreement, or the breach of it, shall be settled by arbitration in accordance with the rules of the American Arbitration Association in the state of New York. Judgment upon the award rendered may be entered in any court with jurisdiction.

Limited Effect of Waiver by Company: Should Company waive breach of any provision of this agreement by the Employee, that waiver will not operate or be construed as a waiver of further breach by the Employee.

Severability: If, for any reason, any provision of this agreement is held invalid, all other provisions of this agreement shall remain in effect. If this agreement is held invalid or cannot be enforced, then to the full extent permitted by law any prior agreement between the Company (or any predecessor thereof) and the Employee, if any, shall be deemed reinstated as if this agreement had not been executed.

Assumption of Agreement by Company's Successors and Assignees: The Company's rights and obligations under this agreement will inure to the benefit and be binding upon the Company's successors and assignees.

Entire Agreement: This instrument is the entire agreement of the Company and the Employee. Oral changes have no effect. It may be altered only by a written agreement signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

Date

Daryl K. Gisser, President
Gisser Automotive Concepts, Inc.

EMPLOYMENT AGREEMENT

Monsey, New York
May 1, 2007

This Employment Agreement is between Gisser Automotive Concepts, Inc. (the "Company") 52 Edison Court, Monsey, NY 10952 and Nolan M. Gisser (the "Employee"). For good consideration, the Company employs the Employee on the following terms and conditions:

Duties and Position: The Company hires the Employee in the capacity of Vice President and Director. The Employee's responsibilities, duties and position may be reasonably modified at the Company's discretion from time to time. Should the Employee be requested by the Company to cease and desist from performing all or a majority of their duties, Employee will be entitled to consideration for that percent of services performed for the Company. At no time, even if the duties performed are none, will the consideration to the Employee be less than 25% (twenty five percent) of their full annual contract consideration plus 50,000 (fifty thousand) shares common stock in the Company at par value.

Term of Employment and Salary: Subject to the provisions for termination set forth below, this agreement will apply to the dates and salary specified below, unless sooner terminated and will be payable to the Employee at regular payroll periods for his employments services:

Dates of Employment	Annual Cash Salary	Common Options

May 1, 2007 - April 30, 2008	$67,000	67,000
May 1, 2008 - April 30, 2009	$70,000	70,000
May 1, 2009 - April 30, 2010	$74,000	74,000
May 1, 2010 - April 30, 2011	$78,000	78,000
May 1, 2011 - April 30, 2012	$82,000	82,000
May 1, 2012 - April 30, 2013	$86,000	86,000
May 1, 2013 - April 30, 2014	$90,000	90,000
May 1, 2014 - April 30, 2015	$94,000	94,000
May 1, 2015 - April 30, 2016	$98,000	98,000
May 1, 2016 - April 30, 2017	$102,000	102,000

Note:	Employee has been employed for the Company in his capacity from May 1, 1997 although formal incorporating was not finalized until May 22, 1997.

Additional Benefits: (a) Employee will also receive as a bonus .5% of the total annual sales plus stock options and bonuses as determined by the Board of Directors; (b) The Employee make take salary in the form of Company shares at the rate of one third the current share value in lieu of the dollars payable and the shares may be sold back to the Company at the current share price if funds are available and at the Board of Directors’ sole discretion; (c) If funds are not available to pay Employee’s salary in whole or in part, Employee will receive a bonus of 50,000 shares common stock in the Company per annum for deferring the unpaid salary which is still due and payable to Employee and (d) The Employee will receive the option to purchase said number of shares of common stock per annum at par value in the schedule above for each year of employment with no expiration date.

Confidentiality of Proprietary Information: Employee agrees, during or after the term of this employment, not to reveal confidential information, or trade secrets to any person, firm, corporation, or entity. Should Employee reveal or threaten to reveal this information, the Company shall be entitled to an injunction restraining the Employee from disclosing same, or from rendering any services to any entity to whom said information has been or is threatened to be disclosed, the right to secure an injunction is not exclusive, and the Company may pursue any other remedies it has against the Employee for a breach or threatened breach of this condition, including the recovery of damages from the Employee.

Reimbursement of Expenses: The Employee may incur reasonable expenses for furthering the Company's business, including expenses for entertainment, travel, and similar items. The Company shall reimburse Employee for all business expenses after the Employee presents an itemized account of expenditures, pursuant to Company policy.

Vacation: The Employee shall be entitled to a yearly vacation of two weeks at full pay.

Disability: In the event that the Employee cannot perform the duties because of illness or incapacity for a period of up to four weeks, the compensation otherwise due during said illness or incapacity will not be reduced. If however, the Employee is absent from work for any reason for a continuous period of over four weeks, the Company may reduce the Employee’s compensation or may terminate the Employee's employment, and the Company's obligations under this agreement will cease on that date.

Termination of Agreement: Without cause, the Company may terminate this agreement at any time upon 30 days written notice to the Employee. If the Company requests, the Employee will continue to perform his/her duties and may be paid his/her regular salary up to the date of termination. In addition, the Company will pay the Employee on the date of the termination a severance allowance of one fourth the annual salary less taxes and social security required to be withheld, without cause, the Employee may terminate employment upon 30 days' written notice to the Company. Employee may be required to perform his or her duties and will be paid the regular salary to date of termination but shall not receive severance allowance. Notwithstanding anything to the contrary contained in this agreement, the Company may terminate the Employee's employment upon 14 days' notice to the Employee should any of the following events occur: (a) The sale of substantially all of the Company's assets to a single purchaser or group of associated purchasers; or (b) The sale, exchange, or other disposition, in one transaction of the majority of the Company's outstanding corporate shares; or (c) The Company's decision to terminate its business and liquidate its assets; (d) The merger or consolidation of the Company with another company; or (e) Bankruptcy or chapter 11 reorganization.

Restriction on Post Employment Compensation: For a period of 2 years after the end of employment, the Employee shall not control, consult to or be employed by any business similar to that conducted by the Company, either by soliciting any of its accounts or by operating within Employer's general trading area.

Death Benefit: Should Employee die during the term of employment, the Company shall pay to Employee's estate any compensation due through the end of the month in which death occurred.

Assistance in Litigation: Employee shall upon reasonable notice, furnish such information and proper assistance to the Company as it may reasonably require in connection with any litigation in which it is, or may become, a party either during or after employment.

Effect of Prior Agreements: This Agreement supersedes any prior agreement between the Company or any predecessor of the Company and the Employee, except that this agreement shall not affect or operate to reduce any benefit or compensation inuring to the Employee of a kind elsewhere provided and not expressly provided in this agreement.

Settlement by Arbitration: Any claim or controversy that arises out of or relates to this agreement, or the breach of it, shall be settled by arbitration in accordance with the rules of the American Arbitration Association in the state of New York. Judgment upon the award rendered may be entered in any court with jurisdiction.

Limited Effect of Waiver by Company: Should Company waive breach of any provision of this agreement by the Employee, that waiver will not operate or be construed as a waiver of further breach by the Employee.

Severability: If, for any reason, any provision of this agreement is held invalid, all other provisions of this agreement shall remain in effect. If this agreement is held invalid or cannot be enforced, then to the full extent permitted by law any prior agreement between the Company (or any predecessor thereof) and the Employee, if any, shall be deemed reinstated as if this agreement had not been executed.

Assumption of Agreement by Company's Successors and Assignees: The Company's rights and obligations under this agreement will inure to the benefit and be binding upon the Company's successors and assignees.

Entire Agreement: This instrument is the entire agreement of the Company and the Employee. Oral changes have no effect. It may be altered only by a written agreement signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

Date

Daryl K. Gisser, President
Gisser Automotive Concepts, Inc.

EMPLOYMENT AGREEMENT

Monsey, New York
May 1, 2007

This Employment Agreement is between Gisser Automotive Concepts, Inc. (the "Company") 52 Edison Court, Monsey, NY 10952 and Herman G. Gisser (the "Employee"). For good consideration, the Company employs the Employee on the following terms and conditions:

Duties and Position: The Company hires the Employee in the capacity of Director of Marketing and Secretary. The Employee's responsibilities, duties and position may be reasonably modified at the Company's discretion from time to time. Should the Employee be requested by the Company to cease and desist from performing all or a majority of their duties, Employee will be entitled to consideration for that percent of services performed for the Company. At no time, even if the duties performed are none, will the consideration to the Employee be less than 25% (twenty five percent) of their full annual contract consideration plus 50,000 (fifty thousand) shares common stock in the Company at par value.

Term of Employment and Salary: Subject to the provisions for termination set forth below, this agreement will apply to the dates and salary specified below, unless sooner terminated and will be payable to the Employee at regular payroll periods for his employments services:

Dates of Employment	Annual Cash Salary	Common Options

May 1, 2007 - April 30, 2008	$67,000	67,000
May 1, 2008 - April 30, 2009	$70,000	70,000
May 1, 2009 - April 30, 2010	$74,000	74,000
May 1, 2010 - April 30, 2011	$78,000	78,000
May 1, 2011 - April 30, 2012	$82,000	82,000
May 1, 2012 - April 30, 2013	$86,000	86,000
May 1, 2013 - April 30, 2014	$90,000	90,000
May 1, 2014 - April 30, 2015	$94,000	94,000
May 1, 2015 - April 30, 2016	$98,000	98,000
May 1, 2016 - April 30, 2017	$102,000	102,000

Note:	Employee has been employed for the Company in his capacity from May 1, 1997 although formal incorporating was not finalized until May 22, 1997.

Additional Benefits: (a) Employee will also receive as a bonus .5% of the total annual sales plus stock options and bonuses as determined by the Board of Directors; (b) The Employee make take salary in the form of Company shares at the rate of one third the current share value in lieu of the dollars payable and the shares may be sold back to the Company at the current share price if funds are available and at the Board of Directors’ sole discretion; (c) If funds are not available to pay Employee’s salary in whole or in part, Employee will receive a bonus of 50,000 shares common stock in the Company per annum for deferring the unpaid salary which is still due and payable to Employee and (d) The Employee will receive the option to purchase said number of shares of common stock per annum at par value in the schedule above for each year of employment with no expiration date.

Confidentiality of Proprietary Information: Employee agrees, during or after the term of this employment, not to reveal confidential information, or trade secrets to any person, firm, corporation, or entity. Should Employee reveal or threaten to reveal this information, the Company shall be entitled to an injunction restraining the Employee from disclosing same, or from rendering any services to any entity to whom said information has been or is threatened to be disclosed, the right to secure an injunction is not exclusive, and the Company may pursue any other remedies it has against the Employee for a breach or threatened breach of this condition, including the recovery of damages from the Employee.

Reimbursement of Expenses: The Employee may incur reasonable expenses for furthering the Company's business, including expenses for entertainment, travel, and similar items. The Company shall reimburse Employee for all business expenses after the Employee presents an itemized account of expenditures, pursuant to Company policy.

Vacation: The Employee shall be entitled to a yearly vacation of two weeks at full pay.

Disability: In the event that the Employee cannot perform the duties because of illness or incapacity for a period of up to four weeks, the compensation otherwise due during said illness or incapacity will not be reduced. If however, the Employee is absent from work for any reason for a continuous period of over four weeks, the Company may reduce the Employee’s compensation or may terminate the Employee's employment, and the Company's obligations under this agreement will cease on that date.

Termination of Agreement: Without cause, the Company may terminate this agreement at any time upon 30 days written notice to the Employee. If the Company requests, the Employee will continue to perform his/her duties and may be paid his/her regular salary up to the date of termination. In addition, the Company will pay the Employee on the date of the termination a severance allowance of one fourth the annual salary less taxes and social security required to be withheld, without cause, the Employee may terminate employment upon 30 days' written notice to the Company. Employee may be required to perform his or her duties and will be paid the regular salary to date of termination but shall not receive severance allowance. Notwithstanding anything to the contrary contained in this agreement, the Company may terminate the Employee's employment upon 14 days' notice to the Employee should any of the following events occur: (a) The sale of substantially all of the Company's assets to a single purchaser or group of associated purchasers; or (b) The sale, exchange, or other disposition, in one transaction of the majority of the Company's outstanding corporate shares; or (c) The Company's decision to terminate its business and liquidate its assets; (d) The merger or consolidation of the Company with another company; or (e) Bankruptcy or chapter 11 reorganization.

Restriction on Post Employment Compensation: For a period of 2 years after the end of employment, the Employee shall not control, consult to or be employed by any business similar to that conducted by the Company, either by soliciting any of its accounts or by operating within Employer's general trading area.

Death Benefit: Should Employee die during the term of employment, the Company shall pay to Employee's estate any compensation due through the end of the month in which death occurred.

Assistance in Litigation: Employee shall upon reasonable notice, furnish such information and proper assistance to the Company as it may reasonably require in connection with any litigation in which it is, or may become, a party either during or after employment.

Effect of Prior Agreements: This Agreement supersedes any prior agreement between the Company or any predecessor of the Company and the Employee, except that this agreement shall not affect or operate to reduce any benefit or compensation inuring to the Employee of a kind elsewhere provided and not expressly provided in this agreement.

Settlement by Arbitration: Any claim or controversy that arises out of or relates to this agreement, or the breach of it, shall be settled by arbitration in accordance with the rules of the American Arbitration Association in the state of New York. Judgment upon the award rendered may be entered in any court with jurisdiction.

Limited Effect of Waiver by Company: Should Company waive breach of any provision of this agreement by the Employee, that waiver will not operate or be construed as a waiver of further breach by the Employee.

Severability: If, for any reason, any provision of this agreement is held invalid, all other provisions of this agreement shall remain in effect. If this agreement is held invalid or cannot be enforced, then to the full extent permitted by law any prior agreement between the Company (or any predecessor thereof) and the Employee, if any, shall be deemed reinstated as if this agreement had not been executed.

Assumption of Agreement by Company's Successors and Assignees: The Company's rights and obligations under this agreement will inure to the benefit and be binding upon the Company's successors and assignees.

Entire Agreement: This instrument is the entire agreement of the Company and the Employee. Oral changes have no effect. It may be altered only by a written agreement signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

Date

Daryl K. Gisser, President
Gisser Automotive Concepts, Inc.

EMPLOYMENT AGREEMENT

Monsey, New York
May 1, 2007

This Employment Agreement is between Gisser Automotive Concepts, Inc. (the "Company") 52 Edison Court, Monsey, NY 10952 and Rivkah Nachmias (the "Employee"). For good consideration, the Company employs the Employee on the following terms and conditions:

Duties and Position: The Company hires the Employee in the capacity of Director and Treasurer. The Employee's responsibilities, duties and position may be reasonably modified at the Company's discretion from time to time. Should the Employee be requested by the Company to cease and desist from performing all or a majority of their duties, Employee will be entitled to consideration for that percent of services performed for the Company. At no time, even if the duties performed are none, will the consideration to the Employee be less than 25% (twenty five percent) of their full annual contract consideration plus 50,000 (fifty thousand) shares common stock in the Company at par value.

Term of Employment and Salary: Subject to the provisions for termination set forth below, this agreement will apply to the dates and salary specified below, unless sooner terminated and will be payable to the Employee at regular payroll periods for his employments services:

Dates of Employment	Annual Cash Salary	Common Options

May 1, 2007 - April 30, 2008	$67,000	67,000
May 1, 2008 - April 30, 2009	$70,000	70,000
May 1, 2009 - April 30, 2010	$74,000	74,000
May 1, 2010 - April 30, 2011	$78,000	78,000
May 1, 2011 - April 30, 2012	$82,000	82,000
May 1, 2012 - April 30, 2013	$86,000	86,000
May 1, 2013 - April 30, 2014	$90,000	90,000
May 1, 2014 - April 30, 2015	$94,000	94,000
May 1, 2015 - April 30, 2016	$98,000	98,000
May 1, 2016 - April 30, 2017	$102,000	102,000

Note:	Employee has been employed for the Company in his capacity from May 1, 1997 although formal incorporating was not finalized until May 22, 1997.

Additional Benefits: (a) Employee will also receive as a bonus .2% of the total annual sales plus stock options and bonuses as determined by the Board of Directors; (b) The Employee make take salary in the form of Company shares at the rate of one third the current share value in lieu of the dollars payable and the shares may be sold back to the Company at the current share price if funds are available and at the Board of Directors’ sole discretion; (c) If funds are not available to pay Employee’s salary in whole or in part, Employee will receive a bonus of 50,000 shares common stock in the Company per annum for deferring the unpaid salary which is still due and payable to Employee and (d) The Employee will receive the option to purchase said number of shares of common stock per annum at par value in the schedule above for each year of employment with no expiration date.

Confidentiality of Proprietary Information: Employee agrees, during or after the term of this employment, not to reveal confidential information, or trade secrets to any person, firm, corporation, or entity. Should Employee reveal or threaten to reveal this information, the Company shall be entitled to an injunction restraining the Employee from disclosing same, or from rendering any services to any entity to whom said information has been or is threatened to be disclosed, the right to secure an injunction is not exclusive, and the Company may pursue any other remedies it has against the Employee for a breach or threatened breach of this condition, including the recovery of damages from the Employee.

Reimbursement of Expenses: The Employee may incur reasonable expenses for furthering the Company's business, including expenses for entertainment, travel, and similar items. The Company shall reimburse Employee for all business expenses after the Employee presents an itemized account of expenditures, pursuant to Company policy.

Vacation: The Employee shall be entitled to a yearly vacation of two weeks at full pay.

Disability: In the event that the Employee cannot perform the duties because of illness or incapacity for a period of up to four weeks, the compensation otherwise due during said illness or incapacity will not be reduced. If however, the Employee is absent from work for any reason for a continuous period of over four weeks, the Company may reduce the Employee’s compensation or may terminate the Employee's employment, and the Company's obligations under this agreement will cease on that date.

Termination of Agreement: Without cause, the Company may terminate this agreement at any time upon 30 days written notice to the Employee. If the Company requests, the Employee will continue to perform his/her duties and may be paid his/her regular salary up to the date of termination. In addition, the Company will pay the Employee on the date of the termination a severance allowance of one fourth the annual salary less taxes and social security required to be withheld, without cause, the Employee may terminate employment upon 30 days' written notice to the Company. Employee may be required to perform his or her duties and will be paid the regular salary to date of termination but shall not receive severance allowance. Notwithstanding anything to the contrary contained in this agreement, the Company may terminate the Employee's employment upon 14 days' notice to the Employee should any of the following events occur: (a) The sale of substantially all of the Company's assets to a single purchaser or group of associated purchasers; or (b) The sale, exchange, or other disposition, in one transaction of the majority of the Company's outstanding corporate shares; or (c) The Company's decision to terminate its business and liquidate its assets; (d) The merger or consolidation of the Company with another company; or (e) Bankruptcy or chapter 11 reorganization.

Restriction on Post Employment Compensation: For a period of 2 years after the end of employment, the Employee shall not control, consult to or be employed by any business similar to that conducted by the Company, either by soliciting any of its accounts or by operating within Employer's general trading area.

Death Benefit: Should Employee die during the term of employment, the Company shall pay to Employee's estate any compensation due through the end of the month in which death occurred.

Assistance in Litigation: Employee shall upon reasonable notice, furnish such information and proper assistance to the Company as it may reasonably require in connection with any litigation in which it is, or may become, a party either during or after employment.

Effect of Prior Agreements: This Agreement supersedes any prior agreement between the Company or any predecessor of the Company and the Employee, except that this agreement shall not affect or operate to reduce any benefit or compensation inuring to the Employee of a kind elsewhere provided and not expressly provided in this agreement.

Settlement by Arbitration: Any claim or controversy that arises out of or relates to this agreement, or the breach of it, shall be settled by arbitration in accordance with the rules of the American Arbitration Association in the state of New York. Judgment upon the award rendered may be entered in any court with jurisdiction.

Limited Effect of Waiver by Company: Should Company waive breach of any provision of this agreement by the Employee, that waiver will not operate or be construed as a waiver of further breach by the Employee.

Severability: If, for any reason, any provision of this agreement is held invalid, all other provisions of this agreement shall remain in effect. If this agreement is held invalid or cannot be enforced, then to the full extent permitted by law any prior agreement between the Company (or any predecessor thereof) and the Employee, if any, shall be deemed reinstated as if this agreement had not been executed.

Assumption of Agreement by Company's Successors and Assignees: The Company's rights and obligations under this agreement will inure to the benefit and be binding upon the Company's successors and assignees.

Entire Agreement: This instrument is the entire agreement of the Company and the Employee. Oral changes have no effect. It may be altered only by a written agreement signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

Date

Daryl K. Gisser, President
Gisser Automotive Concepts, Inc.